BANK OF COMMERCE HOLDINGS

April 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Era Anagnosti, Legal Branch Chief
William H. Dorton, Staff Attorney

Re:	Bank of Commerce Holdings
Registration Statement on Form S-3
File No. 333–216926
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bank of Commerce Holdings (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, File No. 333-216926, filed on March 24, 2017 (the “Registration Statement”) so that the Registration Statement shall become effective at 5:00 p.m. Eastern Time on April 7, 2017, or as soon as possible thereafter.

We would appreciate notification by telephone of the effective date of the Registration Statement and confirmation of such effectiveness in writing.

If you should have any questions about the foregoing request, please contact our counsel, Mr. Stephen M. Klein of Miller Nash Graham & Dunn LLP at (206) 777-7506, or the undersigned at (530) 722-3939. Thank you for your cooperation in this matter.

Very truly yours, BANK OF COMMERCE HOLDINGS By: /s/ Randall S. Eslick Randall S. Eslick President and Chief Executive Officer

cc:      Stephen M. Klein, Miller Nash Graham & Dunn LLP